NO ACT

DC
PO
11-12-09

Act: 1934
Section:
Rule: 12h-3
Public
Availability: 11/12/2009

November 12, 2009

[redacted]

09012739

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: DPH Holdings Corp.
Incoming letter dated November 12, 2009

Based on the facts presented, the Division will not object if DPH Holdings stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended September 30, 2009. In reaching this position, we note that DPH Holdings has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representation made in your letter, DPH Holdings will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended September 30, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Chanda DeLong
Attorney-Advisor

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2009

Mail Stop 4546

Gregg A. Noel
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071-3144

Re: DPH Holdings Corp

Dear Mr. Noel:

In regard to your letter of November 12, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-3144
TEL: (213) 687-5000
FAX: (213) 687-5600
www.skadden.com

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November 12, 2009

By Email and Overnight Courier

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549

Re: DPH Holdings Corp. (Commission File Number: 1-14787)
Section 15(d) and Rule 12h-3 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of the former Delphi Corporation, now known as DPH Holdings Corp., a Delaware corporation (the "Company"), we hereby seek concurrence from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with the Company's view that the effectiveness of the Company's registration statements on Form S-8 during its fiscal year ended December 31, 2009 will not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend immediately the Company's obligation to file current and periodic reports under Sections 13(a) and 15(d) of the Exchange Act with respect to the Company's common stock, par value $0.01 per share (the "Old Common Stock"), and the deferred compensation obligations (together with the Old Common Stock, the "S-8 Securities") registered on the Company's registration statements on Form S-8 for the fiscal year in which the Company's registration statements on Form S-8 were deemed updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"). Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) to terminate and suspend (as the case may be) its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act prior to the filing deadline for the Company's Form 10-Q for the quarter ended September 30, 2009.[1]

[1] The Company is a "smaller reporting company" as defined in Rule 12b-2 under the Exchange Act. The Company's next periodic report, its Form 10-Q for the quarter ended September 30, 2009, is due on or before November 16, 2009.

The Chapter 11 Proceedings

On January 25, 2008, the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") entered an order confirming the First Amended Joint Plan Of Reorganization Of Delphi Corporation And Certain Affiliates, Debtors And Debtors-In-Possession, dated January 25, 2008 (the "Confirmed Plan"), with respect to the Company and certain of its U.S. subsidiaries (collectively, the "Former Debtors") under chapter 11 of title 11 of the United States Code. On July 30, 2009, the Bankruptcy Court entered an order (the "Modification Approval Order") approving certain modifications to the Confirmed Plan embodied in the First Amended Joint Plan Of Reorganization Of Delphi Corporation And Certain Affiliates, Debtors And Debtors-In-Possession (As Modified) (the "Plan"), attached as Exhibit A to the Modification Approval Order (Docket No. 18707). The terms of the Plan include a master disposition agreement (the "MDA") among the Company on behalf of itself and other affiliated entities, General Motors Corporation ("GM"), GM Components Holdings, LLC ("GM Components"), Motors Liquidation Company ("Old GM") and DIP Holdco 3, LLC[2] ("DIP Holdco") on behalf of itself and other affiliated buyers for the acquisition of substantially all of the Company's and its subsidiaries' operating businesses. The Plan provides that certain other residual non-core and non-strategic assets and liabilities, including certain idled and soon to be idled sites, will be retained by the Company and are expected to be wound down, divested or otherwise liquidated over time.

On October 6, 2009 (the "Effective Date"), the Plan became effective, and Delphi Corporation emerged from chapter 11 as DPH Holdings Corp. as of such date. The Company's purpose is to provide limited consulting and transition services, as needed, under the Plan, to make relevant distributions to holders of Allowed Administrative, Secured, and Priority Claims (as defined in the Plan), and to wind down, divest or otherwise liquidate all of the remaining assets of the Company and its subsidiaries over time. Following the distributions to holders of Allowed Administrative, Secured, and Priority Claims as prescribed by the Plan, pursuant to the terms of the MDA, all assets of the Company and its subsidiaries remaining after their wind-down will be distributed first to the GM Buyers and then to the DIP Buyers (each as defined below). Neither the Company nor its subsidiaries will have any remaining assets following such distributions to the GM Buyers and the DIP Buyers. As of the Effective Date, the Company has one stockholder, the Post-Confirmation Reorganized DPH Holdings Share Trust (the "Share Trust"), which was established on the Effective Date with a third-party trustee. After the allowed claim distributions have been made by the Company to holders of Allowed Administrative, Secured, and Priority Claims (which distributions are limited to the amount of such parties' allowed claim under the Plan), the GM Buyers and DIP Buyers will remain the sole residual beneficiaries of the Share Trust.

Under the terms of the MDA, GM and GM Components (the "GM Buyers") acquired substantially all of the Former Debtors' global steering business and certain facilities in Kokomo, Indiana; Rochester, New York; Lockport, New York; and Grand Rapids, Michigan; and DIP Holdco on behalf of itself and other affiliated buyers (the "DIP Buyers") acquired the remainder of the Former Debtors' operating businesses; provided, that certain businesses that on the date

[2] DIP Holdco 3, LLC subsequently assigned its rights under the MDA to Delphi Automotive LLP (f/k/a DIP Holdco LLP).

of confirmation of the Plan were subject to pending transactions and certain other specified assets were excluded from the acquisitions. The employees at each acquired facility were transferred to the company that acquired such facility. Certain residual non-core and non-strategic assets and liabilities, including certain idled and soon to be idled sites, have been retained by the Company.

In consideration for the acquisitions under the MDA: (i) the GM Buyers and the DIP Buyers each assumed certain enumerated liabilities and cure amounts for contracts related to their respective acquired businesses and have each agreed to pay certain administrative claims incurred in connection with the Former Debtors' chapter 11 proceedings; (ii) GM and Old GM waived their pre-petition claims, administrative claims and future claims against the Former Debtors; (iii) the GM Buyers (a) paid specified amounts with respect to the Former Debtors' debtor-in-possession financing agreement (the "DIP Facility"), (b) advanced and will continue to advance funds for anticipated wind-up costs of the Company and its subsidiaries (including the advancement of funds on the Effective Date as well as periodic requests for post-closing advances), and (c) will pay the amount of the recoveries (net of costs and expenses incurred by the Former Debtors, DPH Holdings Corp., and GM), up to $145.5 million, to the DIP Buyers based on any recoveries from the claims against the Former Debtors' former plan investors arising from or related to the Equity Purchase and Commitment Agreement, dated as of August 3, 2007, as amended; and (iv) all principal and interest under the DIP Facility was fully discharged, released, terminated, and to the extent necessary, waived. In addition, the DIP Buyers have agreed to make a payment (to the extent payable after the Effective Date) for the benefit of the unsecured creditors of the Former Debtors based on the terms set forth in the operating agreement of DIP Holdco, in an amount not to exceed $300 million.

Pursuant to the Plan, on October 6, 2009, Delphi Corporation canceled and extinguished all of its outstanding equity interests, including all shares of the Old Common Stock and all of its outstanding stock options to purchase Old Common Stock that had been granted under the Company's former equity incentive plans and all of the Company's Debt Securities (as defined below). The holders of Old Common Stock and stock options to purchase Old Common Stock did not receive any distributions under the Plan. All shares of common stock of the Company issued under the Plan (the "New Common Stock") are held by one stockholder, the Share Trust.

The Company's Prior Reporting Obligations

Prior to filing the Company's chapter 11 petition, the Old Common Stock was listed for trading on the New York Stock Exchange (the "NYSE") under the ticker symbol DPH. As described below, after the Old Common Stock was delisted from the NYSE, the Old Common Stock was deemed registered under Section 12(g) of the Exchange Act.

The following debt securities of the Company (the "NYSE Debt Securities") were also listed for trading on the NYSE:

- 6-1/2% Notes due May 1, 2009 (the "6-1/2% Notes");
- 7-1/8% Debentures due May 1, 2029 (the "7-1/8% Debentures"); and

- 8.25% Cumulative Trust Preferred Securities of Delphi Trust I (the "8.25% Trust Preferred Securities").[3]

The Company had outstanding prior to the Effective Date the following additional debt securities (together with the NYSE Debt Securities, the "Debt Securities"):

- 6.55% Notes due June 15, 2006;
- 6.50% Notes due August 15, 2013; and
- Adjustable Rate Trust Preferred Securities of Delphi Trust II (the "Adjustable Rate Trust Preferred Securities").[4]

As of the Effective Date, none of the Debt Securities were subject to reporting obligations under Section 13(a) or Section 15 under the Exchange Act.

Pursuant to a registration statement on Form 8-A filed with the Commission on January 27, 1999, the Old Common Stock was registered under Section 12(b) of the Exchange Act. Pursuant to a registration statement on Form 8-A filed with the Commission on June 21, 1999, the 6-1/2% Notes and the 7-1/8% Debentures were registered under Section 12(b) of the Exchange Act. Pursuant to a registration statement on Form 8-A filed with the Commission on October 22, 2003, the 8.25% Trust Preferred Securities were registered under Section 12(b) of the Exchange Act. As a result of the Company's chapter 11 petition, the Old Common Stock and the NYSE Debt Securities were suspended from trading on the NYSE on October 11, 2005. On October 24, 2005, the NYSE filed an application with the Commission pursuant to Rule 12d2-2(c) of the Exchange Act to remove the Old Common Stock and the NYSE Debt Securities from listing and registration on the NYSE, and the Commission entered an order granting the application on November 11, 2005. As a result, the Old Common Stock and the NYSE Debt Securities were deregistered under Section 12(b) of the Exchange Act. From October 11, 2005 until the Effective Date, the Old Common Stock was quoted on the Pink Sheets quotation system under the symbol "DPHIQ." As of October 7, 2009, the Old Common Stock was no longer quoted on the Pink Sheet quotation system.

Pursuant to Section 12(g)(2)(A) of the Exchange Act, so long as the Old Common Stock was registered under Section 12(b) of the Exchange Act, the Old Common Stock was exempt from Exchange Act registration under Section 12(g)(1) of the Exchange Act. Once an Exchange Act registration is terminated with respect to a class of equity securities pursuant to Rule 12d2-2, Rule 12g-2 provides for the continuing uninterrupted Exchange Act registration of such class of equity securities without the filing of any additional registration statement. Because as of the

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[3] The sole asset of Delphi Trust I was $257 million aggregate principal amount of junior subordinated notes due 2033 issued by the Company. In conjunction with the liquidation of Delphi Trust I on November 14, 2006, the interest of Delphi Trust I in the junior subordinated notes was transferred to the holders of the trust preferred securities.

[4] The sole asset of Delphi Trust II was $155 million aggregate principal amount of junior subordinated notes due 2033 issued by the Company. In conjunction with the liquidation of Delphi Trust II on November 14, 2006, the interest of Delphi Trust II in the junior subordinated notes was transferred to the holders of the trust preferred securities.

Effective Date, no shares of Old Common Stock remain outstanding, the Company may file a certification on Form 15 under Rule 12g-4(a)(1) to terminate the registration of the Old Common Stock under Section 12(g) of the Exchange Act.

Similarly, the obligation to file reports under Section 15(d), which is suspended if and so long as the Old Common Stock is registered under Section 12 of the Exchange Act, may apply to the Company upon termination of registration under Section 12(g). Section 15(d) of the Exchange Act provides that the specified reporting requirements of Section 13 of the Exchange Act are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. Certain of the Company's registration statements on Form S-8 described below were deemed to have been post-effectively amended during 2009 when the Company filed its Annual Report on Form 10-K for fiscal year 2008 (the "2008 Form 10-K").

Registration Statements

The Company had on file with the Commission the following effective registration statements:

Form S-8 (File No. 333-71899) filed on February 5, 1999 and effective immediately upon filing. This registration statement registered 151,760 shares of Old Common Stock under the Delphi Automotive Systems Stock Incentive Plan (the "SIP"). The last issuance of Old Common Stock under the SIP occurred in April 2008. A post-effective amendment deregistering all remaining unissued shares was filed on October 21, 2009 and was immediately effective upon filing.

Form S-8 (File No. 333-71961) filed on February 8, 1999 and effective immediately upon filing. This registration statement registered 178,240 shares of Old Common Stock under the Delphi Automotive Systems Classified Salary and Hourly Stock Option Plan (the "SOP"). The last issuance of Old Common Stock under the SOP occurred in April 2002. A post-effective amendment deregistering all remaining unissued shares was filed on October 21, 2009 and was immediately effective upon filing.

Form S-8 (File No. 333-80011) filed on June 4, 1999 and effective immediately upon filing. This registration statement registered 8,000,000 shares of Old Common Stock under the SIP. The last issuance of Old Common Stock under the SIP occurred in April 2008. A post-effective amendment deregistering all remaining unissued shares was filed on October 21, 2009 and was immediately effective upon filing.

Form S-8 (File No. 333-88291) filed on October 1, 1999 and effective immediately upon filing. This registration statement registered $15,000,000 in deferred compensation obligations under the Delphi Automotive Systems Deferred Compensation Plan for Executive Employees (the "DCP"). In March 2005, prior to the filing of the Company's chapter 11 petition, the Company cancelled the DCP and paid out all claims in respect thereof; accordingly, as of such date, there were no longer any outstanding rights to receive payments of deferred compensation under the DCP. A post-effective amendment deregistering all remaining unissued deferred compensation obligations was filed on October 21, 2009 and was immediately effective upon filing.

Form S-8 (File No. 333-32534) filed on March 15, 2000 and effective immediately upon filing. This registration statement registered 24,000,000 shares of Old Common Stock under the SOP. The last issuance of Old Common Stock under the SOP occurred in April 2002. A post-effective amendment deregistering all remaining unissued shares was filed on October 21, 2009 and was immediately effective upon filing.

Form S-8 (File No. 333-64030) filed on June 28, 2001 and effective immediately upon filing. This registration statement registered 25,000 shares of Old Common Stock under the Delphi Diesel Systems Corp. Retirement Savings Portfolio (the "Delphi Diesel Plan"). No shares of Old Common Stock have been issued under the Delphi Diesel Plan. A post-effective amendment deregistering all remaining unissued securities was filed on November 12, 2009 and was immediately effective upon filing.

Form S-8 (File No. 333-64032) filed on June 28, 2001 and effective immediately upon filing. This registration statement registered 25,821,760 shares of Old Common Stock under the SOP. The last issuance of Old Common Stock under the SOP occurred in April 2002. A post-effective amendment deregistering all remaining unissued shares was filed on October 21, 2009 and was immediately effective upon filing.

Form S-8 (File No. 333-69012) filed on September 6, 2001 and effective immediately upon filing. This registration statement registered 24,000,000 shares of Old Common Stock under the SIP. The last issuance of Old Common Stock under the SIP occurred in April 2008. A post-effective amendment deregistering all remaining unissued shares was filed on October 21, 2009 and was immediately effective upon filing.

Form S-8 (File No. 333-91446) filed on June 28, 2002 and effective immediately upon filing. This registration statement registered 18,000,000 shares of Old Common Stock under the SIP. The last issuance of Old Common Stock under the SIP occurred in April 2008. A post-effective amendment deregistering all remaining unissued shares was filed on October 21, 2009 and was immediately effective upon filing.

Form S-8 (File No. 333-106222) filed on June 18, 2003 and effective immediately upon filing. This registration statement registered 34,848,240 shares of Old Common Stock under the SIP. The last issuance of Old Common Stock under the SIP occurred in April 2008. A post-effective amendment deregistering all remaining unissued shares was filed on October 21, 2009 and was immediately effective upon filing.

Form S-8 (File No. 333-116729) filed on June 22, 2004 and effective immediately upon filing. This registration statement registered 36,500,000 shares of Old Common Stock under the Delphi Corporation Long-Term Incentive Plan (the "LTIP"). The last issuance of Old Common Stock under the LTIP occurred in March 2008. A post-effective amendment deregistering all remaining unissued shares was filed on October 21, 2009 and was immediately effective upon filing.

The registration statements listed above cover all of the remaining unsold and unissued securities that the Company had registered for sale under the Securities Act, and all such securities have been deregistered pursuant to the post-effective amendments described above.

The Company also had a registration statement on Form S-3 (File No. 333-108477) (the "Shelf Registration Statement") that was filed September 3, 2003 and declared effective on September 10, 2003, and that subsequently expired by operation of Rule 415(a)(5) under the Securities Act. On October 20, 2003, the Company issued $250,000,000 aggregate principal amount of the 8.25% Trust Preferred Securities under this registration statement, and on November 14, 2003, the Company issued $150,000,000 aggregate principal amount of the Adjustable Rate Trust Preferred Securities under this registration statement. All debt securities issued under this registration statement were cancelled and extinguished as of the Effective Date, and no holder of such debt securities received any securities of the Company under the Plan. A post-effective amendment deregistering the securities subject to this registration statement was filed on October 21, 2009 and declared effective on November 6, 2009.

Other than the S-8 Securities (none of which remain outstanding following the Effective Date), the Company has no class of securities that is registered or required to be registered under Section 12 of the Exchange Act or that would give rise to a reporting obligation under Section 15 of the Exchange Act.

Discussion

The Company seeks the Staff's concurrence with the Company's view that the effectiveness of the Company's registration statements during its 2009 fiscal year will not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend the Company's duty to file with the Commission the reports required by Section 13(a) of the Exchange Act with respect to the Company's 2009 fiscal year (in which the Company's registration statements were deemed to be updated pursuant to Section 10(a)(3) of the Securities Act). The Company seeks such relief despite the fact that Rule 12h-3(c) states that Rule 12h-3 shall not be available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated pursuant to Section 10(a)(3) of the Securities Act.

As noted above, the Company has filed post-effective amendments to its registration statements on Form S-8 in order to deregister the unsold securities registered thereunder. If the Staff grants the relief sought by this letter, the Company will file a certification on Form 15 under Rules 12g-4(a)(1) and 12h-3(b)(1)(i), which certification will be filed not later than the due date for the Company's next periodic report, certifying that each of the S-8 Securities are held of record by less than 300 persons, and requesting termination of the Company's Exchange Act registration and reporting obligations and the suspension of any Section 15(d) reporting obligations the Company may have. The Company represents that as of the date hereof it has filed, and as of the date of the filing of the Form 15 it will have filed, all reports required by Section 13(a), without regard to Rule 12b-25, for the period since the Company became subject to such reporting obligations.

The undersigned respectfully submits that:

- upon the filing of the Form 15, the Company's duty to file reports under Section 15(d) of the Exchange Act should be suspended; and

- subsection (c) of Rule 12h-3 should not be interpreted in a manner so as to require the filing of future reports because certain of the Company's registration statements were deemed to have been post-effectively amended by the filing of the 2008 Form 10-K.

Section 15(d)'s purpose of providing information to purchasers of stock originally issued in transactions registered under the Securities Act and to the public is not applicable in the Company's situation. Similarly, the policy rationale behind Rule 12h-3(c)'s deferral of the use of Form 15 when an issuer has had a registration statement declared effective during the current fiscal year is not applicable to the Company.

The Commission has frequently recognized in related situations that a literal reading of Rule 12h-3 is not always justified by public policy considerations. The Commission has stated that the purpose of Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in ... [a] registered offering...." See Exchange Act Release No. 34-20263, dated October 5, 1983. In the Company's situation, as of the Effective Date:

- all shares of Old Common Stock and all of the Company's other securities, other than the New Common Stock, were cancelled; and
- 100% of the outstanding New Common Stock, the issuance of which was exempt from registration under the Securities Act by virtue of section 1145 of the Bankruptcy Code, were issued to the Share Trust.

As of the Effective Date, there are no holders of Old Common Stock or other securities of the Company, other than the Share Trust as the single holder of the New Common Stock. As described above, after the Company makes distributions in accordance with the Plan, the GM Buyers and DIP Holdco will remain the sole residual beneficiaries of the Share Trust. Requiring the Company to file Section 13(a) reports would not serve the purposes of Section 15(d), but would be financially and administratively burdensome to the Company. Congress recognized that, in certain situations, the benefits of periodic reporting to the public might not always be commensurate with the burdens imposed. See Exchange Act Release No. 34-20263, dated October 5, 1983. The burdens from reporting surely exceed the benefits when: (i) there are no holders of Old Common Stock; (ii) no holders of other securities of the Company (other than the New Common Stock); (iii) the New Common Stock is held by one holder, and is not publicly traded and (iv) the sole purpose of the Company as set forth in its amended and restated certificate of incorporation is to wind down, divest or otherwise liquidate its remaining assets.

The Staff has granted no-action relief where an issuer filed (i) a post-effective amendment removing from registration unsold securities under a previously filed registration statement and (ii) a notice on Form 15 making appropriate claims under Rule 12g-4 and Rule 12h-3 under the Exchange Act before the due date for its next Exchange Act report. See Medialive International, Inc. (available August 13, 2003), Galey & Lord, Inc. (available May 10, 2004) and Ampex Corp. (available November 14, 2008). In a situation similar to the facts presented here, the Staff granted no action relief to Medialive, Galey & Lord and Ampex Corp. after they emerged from bankruptcy, canceled the securities that had triggered their reporting obligations and became privately owned. Notwithstanding the fact that certain registration statements of Medialive, Galey & Lord and Ampex Corp. may have been deemed post-effectively amended by the filing of those companies' Annual Reports on Form 10-K, the Staff did not literally interpret the meaning of subsection (c) of Rule 12h-3 to require Medialive, Galey & Lord or Ampex Corp. to continue their reporting obligations during the fiscal year in which a registration statement filed under the Securities Act was required to be updated.

In a number of similar cases, where the relevant obstacle was the limitation posed by Rule 12h-3(c), the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein. See, e.g., Cox Radio, Inc. (available August 5, 2009), Loudeye Corp. (available November 8, 2006); CoorsTek, Inc. (available August 14, 2003); and PayPal, Inc. (available November 13, 2002). In each of these cases, notwithstanding the fact that a registration statement under the Securities Act had been declared effective or deemed updated pursuant to Section 10(a)(3) during the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a transaction in which it became a subsidiary of another company and had no other public securities outstanding.

Conclusion

In light of the Staff's position in the foregoing and other similar situations, the facts that the Company has filed, and as of the filing of the Form 15 will have filed, all reports required by Section 13(a) as required by Rule 12h-3 and that there are no holders of Old Common Stock or other securities of the Company, other than the single holder of New Common Stock, and the policy arguments presented, the undersigned respectfully requests the Staff's concurrence with the Company's view that the updating of the Company's registration statements pursuant to Section 10(a)(3) of the Securities Act during its 2009 fiscal year and the effectiveness of the post-effective amendments to the S-8 Registration Statements will not preclude the Company from utilizing Rule 12h-3 under the Exchange Act and suspending the Company's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act with respect to the remainder of the Company's 2009 fiscal year. If the Staff grants the relief sought by this letter, the Company will file a certification on Form 15 under Rules 12g-4(a)(1) and 12h-3(b)(1)(i), which certification will be filed not later than the due date for the Company's next periodic report, certifying that each of the S-8 Securities are held of record by less than 300 persons, and requesting termination of the Company's Exchange Act registration and reporting obligations and the suspension of any Section 15(d) reporting obligations the Company may have.

Due to the expense, time and effort involved in the preparation of and filing of periodic and current reports under the Exchange Act, the limited resources available to the Company, and the nearness of the due date of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, we respectfully request that the Company's request be given expedited consideration. If the Staff disagrees with any of the views expressed herein, the undersigned respectfully requests an opportunity to discuss the matter with the Staff prior to any written response to this letter.

This letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's web site. In addition, we have are providing seven additional copies of this letter pursuant to Release No. 33-6269 (December 5, 1980).

If the Staff has any questions concerning this request or requires any additional information, please contact the undersigned at (213) 687-5234.

Sincerely,

/s/ Gregg A. Noel

Gregg A. Noel

cc: John C. Brooks, President, Secretary and Treasurer, DPH Holdings Corp.